

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Jeffery A. Cella
President
CF Fund II, LLC
5000 W. Tilghman Street, Suite 249
Allentown, PA 18104-9109

> **Re: CF Fund II, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 3**
> **Filed September 21, 2020**
> **File No. 024-10732**

Dear Mr. Cella:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 3 filed September 21, 2020

General

1. We note your response to comment 1 and the hyperlink to your Post-Qualification Amendment No. 2. It appears that the section that you hyperlinked includes a discussion of your financial condition and results of operations for the year ended December 31, 2019. Please revise to include a discussion of your financial condition and results of operations for the year ended December 31, 2018 or incorporate the discussion by reference.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Melissa L Lucar